Exhibit 99.1

Sierra Metals Reports 2020 Production Results and Announces Strong 2021 Production and EBITDA Growth Guidance

(All $ figures reported in USD)

  Consolidated mill throughput increased 6% and copper equivalent production increased 6% in 2020 compared to 2019, despite the operational challenges due to COVID-19
  2021 production guidance of between 130.0 - 141.0 million copper equivalent pounds vs. 2020 production of 118.2 million pounds
  EBITDA guidance for 2021, at current consensus price estimates, is expected to be between $155 million to $170 million. EBITDA guidance at current spot prices is expected to be between $170 million to $185 million

TORONTO--(BUSINESS WIRE)--January 18, 2021--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) is pleased to report fourth quarter 2020 and full year 2020 production results, as well as 2021 guidance for production, cost, EBITDA and capex.

Results are from Sierra Metals’ three underground mines in Latin America: The Yauricocha polymetallic mine in Peru, and the Bolivar copper and Cusi silver mines in Mexico.

2020 Consolidated Production Highlights

  Copper production of 44.3 million pounds; an 11% increase from 2019
  Silver production of 3.5 million ounces; a 3% increase from 2019
  Gold production of 13,771 ounces; an 18% increase from 2019
  Zinc production of 81.9 million pounds; a 1% increase from 2019
  Lead production of 33.0 million pounds; a 7% decrease from 2019
  Total of 2.8 million ore tonnes processed; a 6% increase from 2019
  Consolidated copper equivalent production of 118.2 million pounds; an increase of 6% from 2019, which is within the upper end of revised guidance

The Company achieved annual throughput that was 6% higher than the 2019 annual throughput despite the various COVID-19 related operational challenges including government-mandated shutdowns in the second quarter of the year. Annual 2020 consolidated production of silver, copper, zinc, and gold increased 3%, 11%, 1%, and 18% respectively, while lead production decreased by 7% compared to 2019.

Fourth Quarter 2020 Production Highlights

  Copper production of 10.6 million pounds; a 6% decrease from Q4 2019
  Silver production of 0.9 million ounces; a 6% increase from Q4 2019
  Gold production of 3,363 ounces; a 7% decrease from Q4 2019
  Zinc production of 21.6 million pounds; a 16% decrease from Q4 2019
  Lead production of 7.6 million pounds; a 23% decrease from Q4 2019

Despite the continued COVID-19 related operational challenges Q4 2020, consolidated quarterly ore throughput of 778,236 tonnes increased by 6% over Q4 2019, as higher throughput from the Mexican operations was partially offset by a 3% decline in Q4 2020 throughput from the Yauricocha mine.

Copper equivalent production at Yauricocha declined 20% during Q4 2020 due to a 3% decrease in quarterly throughput combined with lower head grades and recoveries. At Bolivar, 10% higher ore throughput and higher recoveries were partially offset by lower head grades resulting in Q4 2020 copper equivalent pounds production that was in line with Q4 2019. Q4 2020 silver equivalent production at the Cusi mine was 83% higher than Q4 2019 due to 35% higher throughput realized, in addition to higher silver and gold head grades and 65% higher gold recoveries as compared to Q4 2019.

Luis Marchese, CEO of Sierra Metals, commented: “We continue to put the health and safety of our employees and communities first. Despite the impacts of COVID-19 on our operations, I am very pleased with the Company’s strong production results. The hard work and efficiency gains of our employees resulted in a solid year of production in 2020. The Company performed within the upper end of the range for its consolidated copper equivalent production guidance that was issued in a press release on August 13, 2020.

The Company has been able to continue ramping up production at the Bolivar Mine and Cusi Mines despite a high-level of COVID-19 case counts encountered during our safety screens in Q4 2020. Both the Bolivar and Cusi Mines saw increases in throughput as compared to the same quarter last year. Yauricocha’s throughput was slightly lower in Q4 2020 due to similar COVID-19 issues resulting from lower active employee headcount levels and backlog operational issues.

2020 wrapped up on a positive note for the Company despite the challenges faced. We saw mineral resource increases at all mines. We completed and issued preliminary economic assessments (PEA) for all three mines boasting positive economics and supportive of potential expansion plans at all three mines. The price environment improved significantly for all metals produced by the company, highlighting the strong positioning of Sierra’s expanded and diversified portfolio of mining assets for the future.”

He concluded, "2021 will be an important year for the Company as we expect to receive the permits to increase Yauricocha’s production capacity by 20% in the second quarter. Furthermore, we expect to complete Pre-Feasibility Studies across all three mines which are expected to give us further insight into, and support, our growth plans. It is an exciting time for the Company as we continue with strong brownfield and greenfield exploration programs to support future mineral resource and production growth. We continue to focus on improving and modernizing our mine operations and increasing operating efficiencies with a focus on improving productivity and reducing costs.”

Consolidated Production Results

Consolidated Production	Quarter Ended			Year Ended
	December 31, 2020	December 31, 2019	% Var.	December 31, 2020	December 31, 2019	% Var.

Tonnes processed	778,236	731,500	6%	2,828,877	2,671,853	6%
Daily throughput (1)	8,894	8,360	6%	8,083	7,634	6%

Silver production (000 oz)	922	871	6%	3,465	3,375	3%
Copper production (000 lb)	10,626	11,308	-6%	44,262	39,889	11%
Lead production (000 lb)	7,630	9,924	-23%	32,972	35,454	-7%
Zinc production (000 lb)	21,612	25,590	-16%	81,868	81,083	1%
Gold Production (oz)	3,363	3,615	-7%	13,771	11,632	18%

Silver equivalent ounces (000's)(2)	3,996	5,016	-20%	16,097	18,721	-14%
Copper equivalent pounds (000's)(2)	29,267	32,510	-10%	118,214	111,678	6%
Zinc equivalent pounds (000's)(2)	79,521	81,919	-3%	321,638	267,658	20%
(1) Daily throughput calculated using 350 operating days for the year.

(2) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $1.07/lb Zn, $0.92/lb Pb, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $/1.14lb Zn, $0.91/lb Pb, $1,404/oz Au.

Yauricocha Mine, Peru

The Yauricocha mine production decreased by 3% during Q4 2020 as compared to Q4 2019, as a result of operational downtimes and minor production disruptions during the quarter. Copper and zinc equivalent metal production in Q4 2020 decreased by 20% and 14% respectively due to lower throughput and lower head grades, as availability of manpower continued to impact mine development, leading to lower ore contribution from the high-grade cuerpos chicos zones.

Annual throughput of 1,117,860 was in line with the 2019 annual production, despite the impact of COVID-19 related shutdowns faced in Q2 2020 and other COVID-19 related challenges throughout the year. Year over year copper equivalent production decreased 4% in 2020 compared to the prior year, while zinc equivalent production was 9% higher than the same period in 2019. During 2020, the annual production of zinc and gold increased 1% and 3% respectively, while copper and lead annual production decreased by 2% and 9%. Silver production for 2020 was in line with the 2019 annual silver production.

A summary of production from the Yauricocha Mine for Q4 2020 has been provided below:

Yauricocha Production	Quarter Ended			Year Ended
	December 31, 2020	December 31, 2019	% Var.	December 31, 2020	December 31, 2019	% Var.

Tonnes processed	311,946	321,701	-3%	1,117,860	1,116,919	0%
Daily throughput(1)	3,565	3,677	-3%	3,194	3,191	0%

Silver grade (g/t)	53.74	60.14	-11%	61.55	63.24	-3%
Copper grade	0.95%	1.05%	-10%	1.08%	1.06%	2%
Lead grade	1.15%	1.55%	-26%	1.45%	1.57%	-8%
Zinc grade	3.59%	4.05%	-11%	3.77%	3.72%	1%
Gold Grade (g/t)	0.57	0.60	-5%	0.61	0.59	3%

Silver recovery	79.80%	79.75%	0%	81.53%	79.20%	3%
Copper recovery	72.69%	75.49%	-4%	74.20%	77.05%	-4%
Lead recovery	88.82%	88.39%	0%	88.63%	89.33%	-1%
Zinc recovery	87.62%	89.11%	-2%	88.13%	88.52%	0%
Gold Recovery	19.34%	21.22%	-9%	19.72%	19.74%	0%

Silver production (000 oz)	430	496	-13%	1,803	1,799	0%
Copper production (000 lb)	4,759	5,648	-16%	19,726	20,059	-2%
Lead production (000 lb)	7,040	9,691	-27%	31,605	34,548	-9%
Zinc production (000 lb)	21,612	25,590	-16%	81,868	81,083	1%
Gold Production (oz)	1,112	1,322	-16%	4,292	4,165	3%

Copper equivalent pounds (000's)(2)	18,373	23,058	-20%	75,079	78,242	-4%
Zinc equivalent pounds (000's)(2)	49,922	58,102	-14%	204,274	187,672	9%
(1) Daily throughput calculated using 350 operating days for the year.

(2) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $1.07/lb Zn, $0.92/lb Pb, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $/1.14lb Zn, $0.91/lb Pb, $1,404/oz Au.

Bolivar Mine, Mexico

Q4 2020 throughput of 383,607 tonnes was 10% higher than Q4 2019 production, despite the lack of manpower resulting from positive cases of the COVID-19 virus at site identified during our health safety screens. Operational challenges, emanating from the COVID-19 pandemic, and technical difficulties at the mine, resulted in grades being negatively impacted during Q4 2020, as compared to the same quarter of the prior year.

The Bolivar mine achieved annual throughput of 1,480,588 tonnes, or a 17% increase over the 2019 annual throughput largely attributable to the plant expansion at the end of 2019. Copper equivalent production for Q4 2020 was in line with the same quarter of the prior year, but 31% higher for the full year 2020 as compared to full year 2019. Annual copper, silver and gold production were 24%, 21% and 27% higher respectively as compared to 2019 production.

A summary of production for the Bolivar Mine for Q4 2020 has been provided below:

Bolivar Production	Quarter Ended			Year Ended
	December 31, 2020	December 31, 2019	% Var.	December 31, 2020	December 31, 2019	% Var.

Tonnes processed (t)	383,607	348,434	10%	1,480,588	1,269,698	17%
Daily throughput (1)	4,384	3,982	10%	4,230	3,628	17%

Copper grade	0.79%	0.87%	-9%	0.87%	0.85%	2%
Silver grade (g/t)	14.50	20.98	-31%	19.61	19.81	-1%
Gold grade (g/t)	0.25	0.32	-22%	0.29	0.27	7%

Copper recovery	88.21%	84.76%	4%	86.76%	83.02%	5%
Silver recovery	83.44%	78.69%	6%	82.73%	79.18%	4%
Gold recovery	64.41%	62.28%	3%	64.07%	63.54%	1%

Copper production (000 lb)	5,867	5,660	4%	24,536	19,830	24%
Silver production (000 oz)	149	185	-19%	772	640	21%
Gold production (oz)	2,017	2,216	-9%	8,860	6,975	27%

Copper equivalent pounds (000's)(2)	8,091	8,099	0%	35,804	27,236	31%
(1) Daily throughput calculated using 350 operating days for the year.

(2) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $1.07/lb Zn, $0.92/lb Pb, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $/1.14lb Zn, $0.91/lb Pb, $1,404/oz Au.

Cusi Mine, Mexico

Q4 2020 quarterly throughput at the Cusi mine was 82,683 tonnes or 35% higher than the Q4 2019 throughput. Higher silver and gold head grades during Q4 2020 resulted from mining the recently discovered high-grade Northeast Southwest vein system.

Annual production at the Cusi Mine was 230,429 tonnes in 2020, which was 19% lower than 2019, as the mine remained in care and maintenance throughout Q2 2020 and part of Q3 2020. Despite the 83% increase in silver equivalent production during Q4 2020, annual silver equivalent production remained 3% below the 2019 annual production, due to the afore-mentioned care and maintenance period. Compared to 2019, silver production decreased 5% to 0.9 million ounces, gold production increased 26% to 619 ounces and lead production increased 51% to 1.4 million pounds. Q4 2020 production for silver, gold and lead was 81%, 204% and 153% higher respectively than the Q4 2019 production.

A summary of production for the Cusi Mine for Q4 2020 has been provided below:

Cusi Production	Quarter Ended			Year Ended
	December 31, 2020	December 31, 2019	% Var.	December 31, 2020	December 31, 2019	% Var.

Tonnes processed (t)	82,683	61,365	35%	230,429	285,236	-19%
Daily throughput(1)	945	701	35%	658	815	-19%

Silver grade (g/t)	160.62	120.51	33%	149.62	129.05	16%
Gold grade (g/t)	0.19	0.14	36%	0.18	0.15	20%
Lead grade	0.28%	0.23%	22%	0.29%	19.00%	-98%

Silver recovery (flotation)	80.37%	79.82%	1%	80.32%	79.10%	2%
Gold recovery (lixiviation)	46.73%	28.36%	65%	45.75%	36.14%	27%
Lead recovery	82.79%	74.00%	12%	82.40%	75.40%	9%

Silver production (000 oz)	343	190	81%	890	936	-5%
Gold production (oz)	234	77	204%	619	492	26%
Lead production (000 lb)	590	233	153%	1,367	906	51%

Silver equivalent ounces (000's)(2)	383	209	83%	998	1,029	-3%

(1) Daily throughput calculated using 350 operating days for the year. Considering the care and maintenance period, Cusi operated for 240 days during the year, resulting in actual daily throughput of 960 tonnes per day.

(2) Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2020 were calculated using the following realized prices: $24.30/oz Ag, $3.32/lb Cu, $1.22/lb Zn, $0.89/lb Pb, $1,859/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q4 2019 were calculated using the following realized prices: $17.42/oz Ag, $2.69/lb Cu, $1.07/lb Zn, $0.92/lb Pb, $1,506/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2020 were calculated using the following realized prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb, $1,771/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for full year 2019 were calculated using the following realized prices: $16.29/oz Ag, $2.73/lb Cu, $/1.14lb Zn, $0.91/lb Pb, $1,404/oz Au.

2021 Guidance

Luis Marchese, CEO of Sierra Metals commented, “The company is providing a strong production, lower cost and substantial EBITDA growth guidance for 2021. Management forecasts higher throughput and metals production for the Company. More importantly we expect continued low cash costs and reduced all in costs as we ramp up production rates. This should continue to drive efficiency improvements, which should enhance even more our global cost competitive position in the copper industry, as we have been recently illustrating in our corporate presentations. Finally, with the combination of higher production, lower costs and higher metal prices expected by consensus analyst we are forecasting much stronger EBITDA and cash flows. This should allow us to complete our capital expenditures budget which supports improvement, strong further growth and value creation for all three mines.”

Production Guidance

The Company anticipates that 2021 copper equivalent production will range between 130.0 to 141.0 million pounds; or silver equivalent production will range between 16.1 to 17.5 million ounces. The increase in 2021 guidance for copper pounds and silver ounces compared to the actual 2020 production is due to a 20% throughput and recovery increases planned at Yauricocha as well as increased daily throughput rates at Bolivar and Cusi.

A table summarizing 2021 production guidance has been provided below:

	2021 Guidance		2020
	Low	High	Actual

Silver (000 oz)	4,298	4,628	3,466
Copper (000 lbs)	44,090	48,380	44,262
Lead (000 lbs)	31,871	34,322	32,971
Zinc (000 lbs)	101,409	109,240	81,868
Gold (oz)	10,691	11,720	13,771
Copper equivalent pounds (000's)	129,988	141,018	118,214
Silver equivalent ounces (000's)	16,126	17,494	16,097

(1) 2021 metal equivalent guidance was calculated using the following prices: $25.15/oz Ag, $3.12/lb Cu, $1.09/lb Zn, $0.90/lb Pb, $1,936/oz Au. 2020 metal equivalent guidance was calculated using the following prices: $20.59/oz Ag, $2.80/lb Cu, $1.03/lb Zn, $0.83/lb Pb and $1,771/oz Au.

2021 Cost Guidance

A mine by mine breakdown of 2021 production guidance, cash costs and all-in sustaining costs (“AISC”) are included in the table below. All costs are in USD. Cash costs and AISC guidance is shown per copper equivalent payable pound at Yauricocha and Bolivar, and silver equivalent payable ounce at Cusi.

		Equivalent Production	Cash costs range	AISC(2) range
Mine		Range (1)	per CuEqLb or AgEqOz	per CuEqLb or AgEqOz

Yauricocha	Copper Eq Lbs ('000)	79,300 - 85,600	$0.96 - $1.03	$1.89 - $1.98
Bolivar	Copper Eq Lbs ('000)	37,500 - 41,500	$1.00 - $1.07	$1.92 - $2.05
Cusi	Silver Eq Oz ('000)	1,650 - 1,725	$13.37 - $14.08	$21.43 - $22.46
(1) 2021 metal equivalent guidance was calculated using the following prices: $25.15/oz Ag, $3.12/lb Cu, $1.09/lb Zn, $0.90/lb Pb and $1,936/oz Au.
(2) AISC includes treatment and refining charges, selling costs, G&A costs and sustaining capital expenditure.

The 2021 cost guidance includes expenditure related to the COVID-19 testing and other measures to control the spread of the pandemic such as quarantine accommodations for employees and contractors, and sanitization and cleaning supplies.

2021 EBITDA Guidance

Consolidated EBITDA Guidance including corporate expenses, at consensus prices(1), is expected to be between $155.0 million and $170.0 million, which is broken down as follows:

	EBITDA Range ($'000)
Mine	Low	High

Yauricocha	93,400	100,200
Bolivar	47,200	54,500
Cusi	19,100	20,000
Corporate	(4,700)	(4,700)
Total	155,000	170,000

At prevalent spot prices(2), consolidated EBITDA is expected to range between $170.0 million and $185.0 million.

(1) Analyst consensus prices at the end of 2020 were: $25.15/oz Ag, $3.12/lb Cu, $1.09/lb Zn, $0.90/lb Pb, $1,936/oz Au.
(2) Spot prices used to estimate EBITDA: $25.15/oz Ag, $3.12/lb Cu, $1.09/lb Zn, $0.90/lb Pb, $1,936/oz Au.

2021 Capital Expenditures

In 2021, the Company plans to invest a total of up to $78.0 million on capital expenditures of which approximately $10.0 million has been carried over from the 2020 Capex Budget for carry forward projects. The $78.0 million capital expenditure budget includes $37.0 million for sustaining capital requirements and $41.0 million for expansion, growth projects and exploration expenses. These capital expenditures will allow Sierra Metals to continue to significantly grow our mineral reserves and resources, complete the development work required in operations to increase production in the future. These capital expenditure projects are expected to result in increased cash flows, and lower cash costs. We expect these capital expenditure programs will be funded through the generation of operating cash flows.

Management continues to review metal prices, and value enhancing opportunities, and retains the option to adjust the 2021 capital expenditure plan should metal prices experience any dramatic changes within the year.

A breakdown by mine of the throughput and planned capital investments is shown below:

	Amounts in $M
	Sustaining	Growth	Total

Yauricocha	18	21	39
Bolivar	13	9	22
Cusi	6	8	14
Greenfield Exploration	-	3	3
Total Capital Expenditure	37	41	78

Quality Control

All technical data contained in this news release has been reviewed and approved by:

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President of Metallurgy and Projects to Sierra Metals is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com.

Continue to Follow, Like and Watch our progress:

Web: www.sierrametals.com | Twitter: sierrametals | Facebook: SierraMetalsInc | LinkedIn: Sierra Metals Inc

Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
Vice President, Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777